Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Scott L. Thompson
Chief Financial Officer
5330 East 31st Street
Tulsa, Oklahoma 74135

      Re: **Dollar Thrifty Automotive Group, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed February 29, 2008
               File No. 001-13647

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2007</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>– Results of Operations</u>

1. We note your disclosure that part of the other revenue decrease in 2007 was due to a decrease in the market value of investments in the Company's deferred compensation and retirement plans of $13.9 million, which is offset in selling, general and administrative expenses. Please tell us why you believe it is appropriate to record these changes in the market valuation of investments as "other revenue." Also, please explain to us why the amounts are offset in selling, general and administrative expenses and why you believe this gross presentation is appropriate. We may have further comment upon receipt of your response.

- Liquidity and Capital Resources, page 35

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

- Critical Accounting Policies and Estimates, page 40

3. We note from your balance sheet that the most significant assets as of December 31, 2007 and 2006 are revenue earning vehicles. Please consider revising your Critical Accounting Policies and Estimates section in future filings to include a discussion of the assumptions and estimates used by management in determining the recoverability of these assets. Your disclosure should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Audited Financial Statements

Statement of Stockholders' Equity and Comprehensive Income, page 47

4. We note that during the years ended December 31, 2007, 2006 and 2005 you issued common shares for director compensation. Please tell us and disclose in the notes to future filings, how you determined or calculated the value of the shares issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, please tell us why it appears from the statement of cash flows that the common shares issued for director's compensation are included in the $1,669,000 "issuance of common shares" amount which is presented as a cash

inflow on the statements of cash flows. Your response should clearly indicate whether cash was received in connection with these transactions, as your cash flow statement indicates. If cash was not received, please revise your consolidated statements of cash flows to exclude any non-cash transactions in accordance with the guidance in paragraph 32 of SFAS No.95.

5. We note from your disclosure in the statement of cash flows and in Note 13 that you recognized compensation costs of $7,682,000 during 2007 related to LTIP awards. Please provide us with the details of the components of this expense and explain to us why this amount does not appear to agree to the amounts recorded as additional capital in the statement of stockholders' equity for 2007.

Notes to the Financial Statements

– General

6. We note from your disclosures earlier in the filing and from the disclosures in Note 2 to your financial statements that your revenue consists of both company owned and franchisee revenue. Please revise future filings to include the disclosures required by paragraphs 20-23 of SFAS 45 with respect to your franchise operations. These disclosures include:
   - The nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that the franchisor has agreed to provide for agreements that have not yet been substantially performed
   - Initial franchise fees shall be segregated from other franchise fee revenue if they are significant.
   - Revenue and costs related to franchisor-owned outlets shall be distinguished from revenue and costs related to franchised outlets when practicable. That may be done by segregating revenue and costs related to franchised outlets. If there are significant changes in franchisor-owned outlets or franchised outlets during the period, the number of (a) franchises sold, (b) franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation shall be disclosed.

7. We note from your disclosure on pages 10-11 of the Business section of your filing that you rely on generating a significant portion of your revenue through the internet and your website, and in 2007 you launched a new version of dollar.com. Please tell us, and disclose in future filings, how you account for any website development costs. Please refer to the guidance in EITF 00-02.

Note 2. Summary of Significant Accounting Policies

Accounts Payable, page 51

8. We note from the disclosure included in Note 2 that you have included book overdrafts totaling $16,333,000 and $21,491,000, respectively in accounts payable at December 31, 2007 and 2006, respectively. We also note from your statements of cash flows that you have included changes in accounts payable as cash flows from operating activities in your consolidated statements of cash flows. In future filings, please revise your statements of cash flows to reflect changes in book overdrafts as cash flows from financing activities as required by TPA 1300.15.

Note 4. Acquisitions, page 56

9. We note from your disclosure that at December 31, 2007 you had recognized an unamortized intangible asset for reacquired rights totaling $69,201,000. Please explain to us how you determined or calculated the value of the amounts recorded as reacquired franchise rights during each of the years ended December 31, 2007 and 2006 and explain to us why you believe this intangible asset has an indefinite life. Also, as required by paragraph 8 of EITF 04-01, please tell us, and disclose in the notes to the financial statements in future filings, the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount; and the amount of any settlement gain or loss recognized and its classification in the statement of operations.

Note 8. Intangible Assets, page 59

10. We note from your disclosure in Note 8 that software and other intangible assets increased during 2007. Please explain to us the nature of the intangible assets which were recorded and the related transactions that occurred during 2007. If software was capitalized during 2007 or 2006, please tell us if the software is for internal use. If so, please tell us, and disclose in the notes to the financial statements in future filings, how you comply with the guidance in SOP 98-1 in accounting for software developed or obtained for internal use.

Selected Quarterly Financial Data (Unaudited), page 76

11. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Schedule II Valuation and Qualifying Accounts, page 77

12. We note that during 2007 and 2006 you recorded significant deductions to the allowance for doubtful accounts. Please explain to us, and disclose in MD&A in future filings, the reasons for these significant deductions.

Form 10-Q for the quarter ended March 31, 2007

Note 7. Intangible Assets
Note 8. Goodwill

13. We note your disclosure that during the first quarter ended March 31, 2008 you performed an impairment analysis on reacquired franchise rights and goodwill and determined that an impairment should be taken for the full amount of both those assets. In light of the fact that you performed an impairment analysis on these assets in December 2007 and determined that no impairment was necessary, please tell us the nature of any events or changes in circumstances that occurred during the first quarter ended March 31, 2008 that changed your impairment analysis for each of these assets. As part of your response, please provide us the significant assumptions used by management in both the first quarter analysis and the analysis performed in December 2007. Also, please explain to us why you believe that both the reacquired franchise rights and goodwill were appropriately stated at December 31, 2007.

Management's Discussion and Analysis

– Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

14. We note your disclosure that the increase in direct vehicle and operating expenses in the first quarter of 2008 was partially due to $1.3 million of litigation settlements charged as expense due to the settlement of two legal cases during the first quarter of 2008. In light of the fact that it appears an accrual was not recorded for these cases as of December 31, 2007, please tell us the nature of these legal cases including the status of these cases at December 31, 2007 and the facts and circumstances that changed between December 31, 2007 and March 31, 2008. As part of your response, please explain why you do not believe it was appropriate to accrue for this litigation as of December 31, 2007.

Form 8-K dated August 5, 2008

15. We note your use of the non-GAAP financial measure Corporate EBITDA. Because this measure excludes amounts that are not considered in the definition of an EBITDA measure (i.e., change in the fair value of derivatives, goodwill

impairment, etc.) we believe this measure would be more appropriately titled "Corporate Adjusted EBITDA". See Question 14 of the *FAQ Regarding the Use of Non-GAAP Financial Measures* issued by the SEC Staff on June 13, 2003. Please revise future filings accordingly. Also, in light of your disclosure that you believe this measure is important because it provides investors with a supplemental measure of the Company's liquidity, it appears you utilize this measure as a liquidity measure rather than a performance measure. As a result, you should therefore reconcile the measure to operating cash flows rather than net income since operating cash flows would be the most comparable GAAP financial measure. Additionally the amounts reflected in the three major categories of cash flows from the statement of cash flows should also be presented when a non-GAAP liquidity measure such as "Corporate EBITDA" is presented. See Question 12 of the *FAQ Regarding the Use of Non-GAAP Financial Measures* issued by the SEC Staff on June 13, 2003. Please revise future filings accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (918) 669-2970